UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-56860

Platinum SpinCo Inc.

(Exact name of registrant as specified in its charter)

1500 DeKoven Avenue, Racine, Wisconsin 53403

(262) 636-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Effective as of October 1, 2026, Platinum Gold Merger Sub Inc., a wholly owned subsidiary of Gentherm Incorporated (“Gentherm”), merged with and into Platinum SpinCo Inc. (such transaction, the “Merger”), with Platinum SpinCo Inc. surviving the Merger as a wholly owned subsidiary of Gentherm.

Pursuant to the requirements of the Securities Exchange Act of 1934, Platinum SpinCo Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PLATINUM SPINCO INC.

Date: October 1, 2026	By: /s/ Heather Downs Russell
Name: Heather Downs Russell
Title: Assistant Secretary